As filed with the Securities and Exchange Commission on October 26, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BTCS INC.

(Name of Subject Company (Issuer))

BTCS INC. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Series V Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

Charles Allen

Chief Executive Officer

303 W. Lancaster Ave #336

Wayne, PA 19087

(202) 430-6576

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Brian Bernstein, Esq.

Nason, Yeager, Gerson, Harris & Fumero, P.A.

3001 PGA Boulevard, Suite 305

Palm Beach Gardens, Florida 33410

Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by BTCS Inc., a Nevada corporation (the “Company”), to purchase for cash shares of its Series V Preferred Stock (as defined in Item 2 below), par value $0.001 per share, having an aggregate purchase price of up to $500,000, at a price per share not greater than $1.00 nor less than $0.04, net to the seller in cash, without interest and less any applicable withholding taxes, through a procedure commonly referred to as a “modified Dutch auction” (the price so determined, the “Purchase Price”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 26, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”). The information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in response to all of the items of this Schedule TO as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address: The name of the subject company is BTCS Inc., a Nevada corporation. Our principal executive offices are located at 303 W. Lancaster Ave #336, Wayne, PA 19087. Our telephone number is (202) 430-6576.

(b) Securities: The subject class of securities consists of outstanding shares of the Company’s Series V Preferred Stock (the “Series V Shares”) par value $0.001, which were issued by the Company on June 2, 2023 as a dividend to holders of the Company’s common stock as of May 12, 2023. The Company’s Board of Directors has the authority, in its sole discretion, to cause each Series V Share to be converted into one share of common stock, but has not taken such action and is contractually restricted from doing so while any of the Company’s May 2025 or July 2025 senior secured convertible notes remain outstanding. The Series V Shares are non-voting (except as required by law or with respect to amendments to the Certificate of Designation), are perpetual, have no stated or liquidation value other than as described in the Offer to Purchase, and are not redeemable at the option of the holder. Holders of Series V Shares are eligible, at the discretion of the Company’s Board of Directors, to receive dividends or distributions of up to 20% per annum and to participate in distributions made to holders of the Company’s common stock. In a liquidation, the Series V Shares rank senior to the Company’s common stock and junior to all indebtedness, and are entitled to 120% of the amount per share a holder would receive if each Series V Share had been converted into one share of common stock immediately before the liquidating payment.

As of October 23, 2026 there were 15,671,405 Series V Shares outstanding, of which 3,504,348 Series V Shares are held by the Company’s directors and executive officers, who have advised the Company that they will not tender any Series V Shares in the Offer. The information set forth in the Offer to Purchase under “Introduction” and “The Offer, Section 1. Number of Shares; Purchase Price; Priority of Purchases; Proration; Expiration Date” is incorporated herein by reference. Series V Shares purchased in the Offer will be retired and will resume the status of authorized but unissued shares of preferred stock.

(c) Trading Market and Price: The information set forth in the Offer to Purchase under “The Offer, Section 7. Price Range of the Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address: The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above. The Company’s internet address is www.btcs.com. Unless expressly stated otherwise, the information contained on its website or connected to its website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO.

The names of the executive officers and directors of the Company are set forth below. The business address for each such person is: c/o BTCS Inc. 303 W. Lancaster Ave #336, Wayne, PA 19087, and the telephone number for each such person is (202) 430-6576.

Name	Position
Charles Allen	Chief Executive Officer and Director
Michael Prevoznik	Chief Financial Officer
Benjamin Hunter	Chief Technology Officer
Chris Janis	Director
Charles Lee	Director
Ashley DeSimone	Director

The information set forth in the Offer to Purchase under “The Offer, Section 9. Certain Information Concerning the Company,” “The Offer, Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” and “Schedule A — Information About the Directors and Executive Officers of the Company” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms: The information set forth under the following headings in the Offer to Purchase is incorporated herein by reference.

“Summary Term Sheet”

“Introduction”

“Risk Factors”

“The Offer, Section 1. Number of Shares; Purchase Price; Priority of Purchases; Proration; Expiration Date”

“The Offer, Section 2. Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”

“The Offer, Section 3. Procedures for Tendering Shares”

“The Offer, Section 4. Withdrawal Rights”

“The Offer, Section 5. Purchase of Shares and Payment of Purchase Price”

“The Offer, Section 6. Conditions of the Offer”

“The Offer, Section 7. Price Range of the Shares; Dividends”

“The Offer, Section 8. Source and Amount of Funds”

“The Offer, Section 9. Certain Information Concerning the Company”

“The Offer, Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”

“The Offer, Section 11. Certain Legal Matters; Regulatory Approvals”

“The Offer, Section 12. Material U.S. Federal Income Tax Consequences”

“The Offer, Section 13. Extension of the Offer; Termination; Amendment”

“The Offer, Section 14. Fees and Expenses”

“The Offer, Section 15. Miscellaneous”

(b) Purchases: The information set forth in the Offer to Purchase under “The Offer, Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference. The Company’s directors and executive officers have advised the Company that they will not tender any Series V Shares in the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities: The information set forth in the Offer to Purchase under “The Offer, Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” and “The Offer, Section 11. Certain Legal Matters; Regulatory Approvals — Noteholder Consents” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes: The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer, Section 2. Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals” is incorporated herein by reference.

(b) Use of the Securities Acquired: The Series V Shares purchased in the Offer will be retired and will resume the status of authorized but unissued shares of preferred stock. The information set forth in the Offer to Purchase under “The Offer, Section 2. Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals” is incorporated herein by reference.

(c) Plans: The information set forth in the Offer to Purchase under “The Offer, Section 2. Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals” and “The Offer, Section 11. Certain Legal Matters; Regulatory Approvals — Noteholder Consents” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds: The information set forth in the Offer to Purchase under “The Offer, Section 8. Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions: The Offer is not subject to a financing condition, and the Company has no alternative financing arrangements or plans other than as described in “The Offer, Section 8. Source and Amount of Funds” in the Offer to Purchase, which is incorporated herein by reference.

(d) Borrowed Funds: Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership: The information set forth in the Offer to Purchase under “The Offer, Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” and “Schedule A — Information About the Directors and Executive Officers of the Company” is incorporated herein by reference.

(b) Securities Transactions: The information set forth in the Offer to Purchase under “The Offer, Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations: The information set forth in the Offer to Purchase under “The Offer, Section 14. Fees and Expenses” is incorporated herein by reference. None of the Company, its Board of Directors, the Depositary or the Information Agent is making any recommendation as to whether holders of Series V Shares should tender or refrain from tendering their Series V Shares or as to the price or prices at which they may choose to tender. Holders of Series V Shares must make their own decision as to whether to tender their Series V Shares and, if so, how many Series V Shares to tender and at what price.

Item 10. Financial Statements.

(a)	Financial Information: Not applicable.

(b)	Pro Forma Information: Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in the Offer to Purchase under “The Offer, Section 2. Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals,” “The Offer, Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” and “The Offer, Section 11. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c) Other Material Information: The information set forth in the Offer to Purchase and the Letter of Transmittal, including under “Summary Term Sheet,” “Forward-Looking Statements,” “Risk Factors,” “The Offer, Section 9. Certain Information Concerning the Company,” “The Offer, Section 12. Material U.S. Federal Income Tax Consequences” and “The Offer, Section 15. Miscellaneous,” is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that it may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act, and prior to the expiration of the Offer, to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 26, 2026.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Questions and Answers About the Offer, as posted at www.btcs.com/seriesv-tender on October 26, 2026.
(a)(1)(G)	Postcard mailed to holders of Series V Preferred Stock on or about November 2, 2026.
(a)(2)-(4)	Not applicable
(a)(5)(i)	Press Release, dated October 26, 2026
(b)	Not applicable
(d)	Form of Consent, Waiver and Amendment Agreement, dated as of October 13, 2026, by and among BTCS Inc. and the holders of its Original Issue Discount Senior Secured Convertible Notes.
(g)	Not applicable
(h)	Not applicable
107	Filing Fee Table

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: October 26, 2026

BTCS Inc.

/s/ Charles Allen
	Name:	Charles Allen
	Title:	Chief Executive Officer